News for Immediate Release

Electrovaya Awarded ISO 9001:2015 Quality Management Certification

Certification covers design, manufacturing and other activities

Toronto, Ontario - July 28, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX:EFL; OTCQB:EFLVF), a lithium-ion battery technology and manufacturing company, is pleased to announce that it has earned ISO 9001:2015 certification for its quality management system.

The scope of Electrovaya's certification includes the design, manufacturing, supply and repair of lithium-ion battery products.

"Achieving ISO 9001:2015 certification is a key milestone for Electrovaya, providing important third-party validation of our emphasis on quality processes," said Dr. Raj DasGupta, CEO. "Our lithium-ion batteries are designed and built to the highest quality standards and to meet the needs of some of the most demanding applications. This certification is a confirmation of our ongoing commitment to reliability, quality assurance and safety."

For more information, please contact:

Investor and Media Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

Website: www.electrovaya.com

About ISO 9001:2015

ISO 9001:2015 is a globally recognized quality management standard developed and published by the International Organization for Standardization (ISO). The certification provides a model for companies of all types and sizes to use in building an effective quality management system. The standard is based on several quality management principles, including having a strong customer focus, involvement of high-level company management, an outlined process-based approach, and ongoing improvement of the aforementioned approach.

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power.. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering batteries in accordance with ISO 9001:2015 certification procedures and the Company's ongoing commitment to reliability, quality assurance and safety are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labor shortages, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.